UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Telecom Argentina S.A.

Item

1.              English translation of a letter dated December 24, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, December 24th, 2020

Chairman of the

Comisión Nacional de Valores (CNV)

Re.: Report of resolution in the case:

TELECOM ARGENTINA S.A. a/EN-AFIP

re. Legal Proceeding (proceso de conocimiento)

Dear Sir,

I am writing to you in my capacity as Attorney in fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in order to inform you that yesterday the Federal Contentious Administrative Court No. 11 of the City of Buenos Aires admitted as duly constituted the surety bond ordered by the Court of Appeals (Chamber I of the Federal Contentious Administrative Court), which ordered the revocation of the lower court decision dated July 15, 2020, which granted the Company a precautionary measure providing for the suspension of payment by the Company of the Value Added Tax (VAT) and Internal Consumption Tax (IIC) for all those services billed with respect to users covered by Decree No. 311/2020, and other related regulations, until said invoices are effectively paid in whole or in part by such users, as long as said amounts have not been effectively paid by the Company to the National Treasury, in order to prevent the measure from creating distorting consequences arising from the inherent complexities of the settlement of taxes, and to avoid an undue enrichment without cause that benefits the Company to the detriment of the National Treasury. The measure will have a term of six (6) months or until the exceptional legal reasons that gave rise to the precautionary request have ceased, whichever occurs first, in accordance with the terms of article 207 of the Civil and Commercial Procedure Code of the Nation (Article 18 of Law 26,854).

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: December 28, 2020	By:	/s/ Fernando J. Balmaceda
		Name:	Fernando J. Balmaceda
		Title:	Responsible for Market Relations